SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


  *********************************************
   In the Matter of
   Alliant Energy Corporation, et al.                 CERTIFICATE
   File No. 70-9891                                   PURSUANT TO
                                                      RULE 24
  (Public Utility Holding Company Act of 1935)
  *********************************************



This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned  subsidiary,  Alliant  Energy  Resources,  Inc.  ("Resources"),  in
connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9891. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated October 3, 2001 (the "Order"), as amended.

This Certificate is for the period covering April 1, 2002 - June 30, 2002 (hereinafter referred to as the "period").

The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

     1. A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

ANSWER:

          See attached Exhibit A


     2. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

ANSWER:

          See attached Exhibit A


     3.  The  consolidated   capitalization   ratio  of  Alliant  Energy,   with
consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

ANSWER:

          See attached Exhibit B


     4. The market-to-book ratio of Alliant Energy's common stock.

ANSWER:

Market value per share at June 30, 2002                 $        25.70
Common equity at June 30, 2002                          $1,835,992,000
Total shares outstanding at June 30, 2002                   90,752,554
Book value per share at June 30, 2002`                  $        20.23
Market-to-book ratio of Alliant Energy's common stock          127.04%

     5. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

ANSWER:

          See attached Exhibit C


     6. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

ANSWER:

          See attached Exhibit D


     7. The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

ANSWER:

          None


     8. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted;

ANSWER:

          There were no options granted during this period.

          See attached Exhibit E


     9. If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

ANSWER:

          See attached Exhibit F


     10. The amount of terms of any Alliant Energy indebtedness issued during the quarter.

ANSWER:

          None


     11. The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

ANSWER:

          None


     12. The notational amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

ANSWER:

          None


     13. The name, parent company and amount invested in any intermediate subsidiary or financing, subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

ANSWER:

          Alliant Energy Corporation invested $106.1 million in nonutility energy assets during the period from April 1, 2002 through June 30, 2002.

           Whiting Petroleum Corporation's Energy Asset Investments:
           ---------------------------------------------------------

  Exxon Mobil                 $ 44,393,778
  Hill Hydro Carbons          $  1,961,832
  Suemaur                     $ 39,908,946
  Swift                       $  8,425,116

              Sub-total:      $ 94,689,672

  Leasing and other activity  $ 11,374,205


              Total:          $106,063,877

     Alliant Energy Corporation formed the following intermediate subsidiaries during the period from April 1, 2002 through June 30, 2002. The intermediate subsidiary is designated with an asterisk while its parent company is designated as such. The amounts in parenthesis represent the amount of investment in that intermediate subsidiary.

Alliant Energy Corporation  (Parent)
        Alliant Energy Transco LLC* - ($0)

Alliant Energy Resources, Inc. (Parent)
        Alliant Energy Synfuel LLC* - ($2.0 million)
                Kaufman & Broad - Nexgen LLC* - ($0)
                      West Virginia Synfuel LP* - ($0)
                           Alpha Synfuel LLC* - ($0)

Alliant Energy Holdings do Brasil Ltda. (Parent)
        Alliant Holdco One S.A.* - ($0)
        Alliant Holdco Two S.A.* - ($0)
        Alliant Holdco Three S.A.* - ($0)


     Alliant Energy Corporation did not form any financing subsidiaries during the period from April 1, 2002 through June 30, 2002.

     14. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

ANSWER:

          (1) Alliant Energy Corporate Services, Inc. filed a U-6B-2 on May 13, 2002.

          (2) Alliant Energy Corporation filed a U-6B-2 on May 9, 2002.


     15. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

ANSWER:

          Incorporated by reference to Alliant Energy's Form 10-Q for the quarter ended June 30, 2002.


     16.  A  table  showing,  as of the  end  of the  quarter,  the  dollar  and
percentage   components  of  the  capital  structure  of  Alliant  Energy  on  a consolidated basis and of each Utility Subsidiary.

ANSWER:

          See attached Exhibit G


     17. A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

ANSWER:

          See attached Exhibit H


     18. Registration statements filed under the Securities Act of 1933 with respect to securities that are subject of this Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

ANSWER:

          Incorporated by reference to Alliant Energy's registration statements on forms S-8 dated May 15, 2002 and form U-1 dated August 2, 2002 by Interstate Power & Light Company.









                               S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.


                                         ALLIANT ENERGY CORPORATION



                                     By: ______________________________
                                         Name:   Enrique Bacalao
                                         Title:  Assistant Treasurer

 August 23, 2002

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A
Report Period:  April 1, 2002 - June 30, 2002


     Item 1: A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

     Item 2: A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

June 30, 2002


                                                                                                                           Aggregate
                                                                                                Investments   Commitments Investment
                                                                                                ------------------------------------
                                                                                                         (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (Inactive)                                    $    -    $    -      $    -
Alliant Energy Renewable Resources Ltd.                                                                   1.1      13.9        15.0
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (Inactive)                                           -         -           -
Anhui New Energy Heat & Power Co. Ltd.                                                                   14.4         -        14.4
Catleo Energia S.A.                                                                                         -         -           -
Companhia de Electricidade de Nova Friburgo S.A.                                                            -         -           -
Companhia Energetica da Borborema S.A.                                                                      -         -           -
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                                          1.0         -         1.0
Empresa Energetica de Sergipe S.A.                                                                        0.2         -         0.2
Handan Chengfeng Heat and Power Co. Ltd. (Inactive)                                                         -         -           -
Hebei Wuan Peak Heat and Power Co. Ltd.                                                                   7.7         -         7.7
Henan Anfeng Electric Power Co. Ltd.                                                                     13.3         -        13.3
Henan Yongfeng Electric Power Co. Ltd.                                                                   13.3         -        13.3
Infratil Ltd.                                                                                            15.0         -        15.0
Jiaxing JIES Power & Heat Co. Ltd.                                                                       13.4         -        13.4
LDM Utility Co., S.A. de C.V.                                                                            29.9      29.5        59.4
Luannan Peak Heat & Power Company Ltd. (f/k/a Tangshan Panda Heat & Power Co., Ltd.)                     24.2         -        24.2
Luannan Peak Second Heat & Power Company Ltd. (f/k/a Tangshan Pan-Western Heat & Power Co., Ltd.)        24.2         -        24.2
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                                             12.9         -        12.9
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                                       90.2         -        90.2
Southern Hydro Partnership                                                                               44.4      44.6        89.0
Tongxiang TIES Power & Heat Co. Ltd.                                                                     10.4         -        10.4
TrustPower Ltd.                                                                                          65.4         -        65.4
Usina Termeletrica de Juiz De Fora S.A.                                                                  13.9         -        13.9
Weifang Ocean Peak Heat and Power Co. Ltd. (Inactive)                                                     6.1         -         6.1
Zouping Peak CHP Co. Ltd.                                                                                11.9         -        11.9
Guarantee of debt security intended to finance future FUCO investments                                      -      25.0        25.0
                                                                                                      -----------------------------
  Aggregate Investments in Foreign Utility Companies (FUCOs)                                            412.9     113.0       525.9
                                                                                                      -----------------------------


Development costs for a 1,100 Mw natural gas combined-cycle generating facility in Western Michigan       6.8         -        6.8
Guarantee of the debt security of a 6 Mw low Btu gas electric generating facility in Cedar Rapids, Iowa     -       4.4        4.4
                                                                                                      -----------------------------

Aggregate Investments in Electric Wholesale Generators (EWGs)                                             6.8       4.4       11.2
                                                                                                      -----------------------------
 Total Aggregate Investments in EWGs and FUCOs                                                          419.7     117.4      537.1
                                                                                                      =============================


                                                                                                               Balance at    Average
                                                                                                             end of quarter  balance
                                                                                                            ------------------------

Alliant Energy's consolidated retained earnings at September 30, 2001                                             815.9
Alliant Energy's consolidated retained earnings at December 31, 2001                                              832.3
Alliant Energy's consolidated retained earnings at March 31, 2002                                                 797.2
Alliant Energy's consolidated retained earnings at June 30, 2002                                                  758.5
Alliant Energy's "consolidated retained earnings" at June 30, 2002(average of ending balance of four previous quarters)      801.0
                                                                                                                      --------------
Amount remaining under the Requested EWG/FUCO Investment Authority.                                                    $     263.9
                                                                                                                      ==============




     Note:  Alliant Energy has not invested nor committed to invest in any new EWGs or FUCOs during the second quarter 2002.


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit B
Report Period:  April 1, 2002 - June 30, 2002


     Item 3: The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.


Alliant Energy Corporation Consolidated Statement of Capitalization
June 30, 2002
(amounts in thousands of dollars)

                                                                            Amounts            Percentage
                                                                       -----------------------------------

Common equity                                                                 $1,835,992           37.03%
Cumulative preferred stock                                                       114,041            2.30%
Consolidated debt (1)                                                          3,008,011           60.67%
                                                                       -----------------------------------
                                                                              $4,958,044         100.00%
                                                                       ===================================


(1)
Long-term debt (excluding current portion)                                    $2,637,848
Current maturities and sinking funds                                              44,509
Variable rate demand bonds                                                        55,100
Commercial paper                                                                 242,106
Other short-term borrowings                                                       28,448
                                                                       ------------------
                                                                              $3,008,011
                                                                       ==================


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C
Report Period:  April 1, 2002 - June 30, 2002

     Item 5: Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.


Alliant Energy Corporation
Statement of Retained Earnings
For the Three Months Ended June 30, 2002
(amounts in thousands of dollars)

Beginning balance (March 31, 2002)                         $ 797,185
Net income/(loss):
From EWGs and FUCOs (*)                            3,763
Other                                              2,552
                                                 ---------
Total net income/(loss)                                        6,315
Common stock dividends                                       (45,040)
                                                            -----------
Ending balance (June 30, 2002)                             $ 758,460
                                                            ===========

(*) Amount does not include the allocation of interest, tax or corporate expenses.



Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit D
Report Period:  April 1, 2002 - June 30, 2002

     Item 6: A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

                                                                                          For the twelve months ended June 30, 2002
                                                                                         -------------------------------------------

                                                                                                    Revenues      Net Income/(Loss)
                                                                                                 -----------------------------------



Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (Inactive)                                          -                 -
Alliant Energy Renewable Resources Ltd.                                                                      -          (419,303)
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (Inactive)                                            -                 -
Anhui New Energy Heat & Power Co. Ltd.                                                              23,298,558         3,460,130
Catleo Energia S.A.                                                                                  3,425,691          (844,721)
Companhia de Electricidade de Nova Friburgo S.A.                                                    18,623,720         3,569,879
Companhia Energetica da Borborema S.A.                                                              27,587,655        (4,395,941)
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                                    80,455,865        (8,185,041)
Empresa Energetica de Sergipe S.A.                                                                 114,442,486        (7,036,263)
Handan Chengfeng Heat and Power Co. Ltd. (Inactive)                                                          -                 -
Hebei Wuan Peak Heat and Power Co. Ltd.                                                              6,994,799           804,833
Henan Anfeng Electric Power Co. Ltd.                                                                 8,551,029         1,255,592
Henan Yongfeng Electric Power Co. Ltd.                                                              10,162,749         2,013,389
Infratil Ltd. (*)                                                                                   53,633,732         9,440,029
Jiaxing JIES Power & Heat Co. Ltd.                                                                  12,068,867         1,967,917
LDM Utility Co., S.A. de C.V. (**)                                                                           -         2,781,664
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                                         7,249,453           644,422
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                                 131,274,553       (13,195,824)
Southern Hydro Partnership                                                                          24,829,512         2,134,524
Luannan Peak Heat & Power Company Ltd. (f/k/a Tangshan Panda Heat & Power Co., Ltd.)                 4,895,798          (474,995)
Luannan Peak Second Heat & Power Company Ltd. (f/k/a Tangshan Pan-Western Heat & Power Co., Ltd.)    4,895,798          (474,995)
Tongxiang TIES Power & Heat Co. Ltd.                                                                 8,043,235         1,751,699
TrustPower Ltd.                                                                                    264,478,356         6,435,435
Usina Termeletrica de Juiz De Fora S.A.                                                             13,384,114        (3,643,025)
Weifang Ocean Peak Heat and Power Co. Ltd. (Inactive)                                                        -                 -
Zouping Peak CHP Co. Ltd.                                                                           12,027,648         1,150,391



(*) The most recently available information for Infratil Ltd. is the twelve months ended March 31, 2002.
(**)  The most recently available information for LDM Utility Co., S.A. de C.V. is the twelve months ended December 31, 2001.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit E
Report Period:  April 1, 2002 - June 30, 2002

     Item 8: The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plants and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

                                 Original Issue
       ------------------------------------------------------------------------
                            Shareowner                      Long-term Equity
          Date             Direct Plan       401K            Incentive Plan
       ------------------------------------------------------------------------
        4/15/2002            66,071                -             -
        5/15/2002           244,308                -             -
        5/13/2002                 -           27,086             -
        5/16/2002                 -           54,496             -
        6/10/2002                 -           15,462             -
        6/17/2002            95,306                -             -
        6/25/2002                 -           23,753             -
       ------------------------------------------------------------------------
          TOTALS            405,685          120,797             -

Grand Total:                    526,482


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F
Report Period:  April 1, 2002 - June 30, 2002



     Item 9: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

                                                                                              Date Of
                                                                                              Issue/
                                                                                              Amend-       Date of        Amount
Guarantor       On Behalf Of      Purpose                      Name of Guaranteed Party       ment         Expiration    Guaranteed
----------------------------------------------------------------------------------------------------------------------------------
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   Morgan Stanley Capital          4/16/2002   4/16/2003     $5,000,000
                                                               Group, Inc.
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   Basin Electric Power            4/17/2002   4/17/2003     $1,000,000
                                                               Cooperative
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   Oglethorpe Power Corporation    4/17/2002   4/17/2003     $1,000,000
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   Los Angeles Department of       5/03/2002   10/31/2002    $2,000,000
                                                               Water & Power
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   Duke Energy Trading &           5/14/2002   5/14/2003     $5,000,000
                                                               Marketing LLC
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   Williams Energy Marketing &     5/14/2002   5/14/2003     $3,000,000
                                                               Trading Co.
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   Florida Power Corporation       5/15/2002   5/15/2003       $250,000
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   Omaha Public Power District     5/17/2002   5/16/2003     $2,000,000
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   Select Energy, Inc.             5/17/2002   5/16/2003     $5,000,000
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   Bonneville Power Administration 6/05/2002   8/05/2002     $2,000,000
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   New York State Electric &       6/07/2002   6/09/2003     $1,000,000
                                                               Gas Corporation
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   DTE Energy Trading, Inc.        6/10/2002   8/01/2002     $5,000,000
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   El Paso Merchant Energy, LP     6/14/2002   6/13/2003     $5,000,000
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   The Detroit Edison Company      6/14/2002   6/13/2003     $1,000,000
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   Coral Power LLC                 6/18/2002   6/18/2003     $3,000,000
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   Florida Power Corp.             6/18/2002   6/18/2003     $2,000,000
                                                               & Carolina P&L Co.
Alliant Energy  Cargill-Alliant   Bulk Power Purchases/Sales   Louisiana Generating LLC        6/21/2002   6/20/2003     $1,000,000

                                                                                                                        $44,250,000
                                                                                                                        ============

Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    New York Power Authority       4/01/2002   4/01/2003       $500,000
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    Conoco, Inc.                   4/01/2002   4/02/2003     $2,000,000
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    PJM Interconnection, L.L.C.    4/04/2002   4/04/2003     $8,000,000
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    Reliant Energy HLP             4/05/2002   4/05/2003       $500,000
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    The Energy Authority, Inc.     4/05/2002   4/05/2003     $2,000,000
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    Old Dominion                   4/05/2002   4/05/2003     $3,000,000
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    TransAlta Energy               4/05/2002   4/05/2003     $2,000,000
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    TXU Energy Trading             4/19/2002   4/19/2003     $5,000,000
                                                                Company LP
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    Wisconsin Electric Power       5/02/2002   5/02/2003     $1,000,000
                                                                Company
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    Tampa Electric Co.             5/10/2002   5/10/2003       $200,000
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    Arizona Electric               5/17/2002   5/17/2003       $500,000
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    Tractebel Energy               5/22/2002   5/22/2003     $2,000,000
                                                                Marketing, Inc.
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    Exelon Generation              5/29/2002   5/29/2003     $5,000,000
                                                                Company, LLC
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    Ameren Energy, Inc.            5/29/2002   5/29/2003     $2,000,000
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    Allegheny Energy Supply Co.    6/05/2002   6/05/2003     $2,000,000
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    Associated Electric            6/06/2002   6/06/2003     $2,000,000
                                                                Cooperative, Inc.
Cargill   Cargill-Alliant         Bulk Power Purchases/Sales    RWE Trading Americas Inc.      6/19/2002   6/19/2003     $5,000,000


                                                                                                                       $42,700,000
                                                                                                                       ============

Total Cargill & Alliant Energy Combined *                                                                              $86,950,000

Alliant Energy Liability is 50% of Total Cargill & Alliant Energy Guarantees Combined                                  $43,475,000


Alliant Energy  Alliant Energy  Purchase of Tax Credits        TIFD VIII-Z Inc.             5/02/2002     02/2008     $9,000,000
                Synfuel, LLC                                   Kaufman & Broad NexGen, LLC
                                                               Kaufman and Broad Partners
                                                               Kaufman and Broad-South
                                                               Bay, Inc.

Alliant Energy  Southern Hydro     Subordinated Debt           Westpac Banking Corporation  3/05/2002    12/31/2002  $15,214,500 **
                                                               and Subordinated
                                                               Noteholders

Resources       NG Energy          Natural Gas/Oil Purchases   Virginia Power Energy        4/30/2002    9/16/2002   $ 5,000,000 ***
                Trading, LLC       & Sales/Derivatives         Marketing, Inc.

Resources       NG Energy          Natural Gas/Oil Purchases   Wisconsin Electric Power     5/24/2002    6/10/2003    $2,000,000
                Trading, LLC       & Sales/Derivatives         Company

Resources       NG Energy          Transportation, Storage     Natural Gas Pipeline         5/29/2002    6/11/2003      $300,000
                Trading, LLC       & Balancing of Natural Gas  Company of America

Resources       SmartEnergy, Inc.  Energy, Ancillary &         New York Independent         4/25/2002    4/25/2003    $9,000,000
                                   Transmission Purchases      System Operator, Inc.
                                   & Unforced Capacity

Resources       SmartEnergy, Inc.  Derivative                  Constellation Power Source,  4/29/2002   12/31/2002    $1,000,000
                                                               Inc.


*      This amount includes amendments and renewals of existing guarantees issued during the quarter.

**     The guarantee on behalf of Southern Hydro increased from  Australian dollars 18,765,000 to Australian dollars 27,000,000 with the acquisition of the remaining interest in Southern Hydro.  The Australian dollar amount is equivalent to U.S.
       dollars 15,214,500 at an exchange rate of USD 0.5635 / AUD 1.

***   The Virginia Power Energy Marketing, Inc. guarantee was issued on 09/14/01.  Then on 04/30/02 it was increased from
      $2,000,000 to $5,000,000,


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F (continued)
Report Period:  April 1, 2002 - June 30, 2002



                                                                                                                        Amount
Guarantor       On Behalf Of       Purpose                 Name of Guaranteed Party          Period                   Guaranteed
------------------------------------------------------------------------------------------------------------------------------------
Bonds:

Alliant Energy   Cogenex           Energy Savings           University of                  5/31/02-5/31/03               $62,161
                                                             Texas Houston
Alliant Energy   Energys           Performance Bond         State of Wisconsin             4/21/02-4/21/03              $210,864
                                                             Columbia  Correctional
Alliant Energy   RMT               Payment Bond             Ontario Aircraft Services      5/07/02-5/07/03               $14,750
Alliant Energy   Smartenergy       Merchants                Merrick Bank Corporation       3/25/02-3/25/03            $3,640,000
                                   Processing Bond
Alliant Energy   Smartenergy       Financial Guaranty       Consolidated Edison            5/07/02-5/07/03              $356,000
                                                             Company
Alliant Energy   Smartenergy       Financial Guaranty       Electronic Payment             4/24/02-4/24/03              $350,000
                                                             Exchange
Alliant Energy   Whiting           Blanket Bond             City of Oklahoma City          4/05/02-4/05/03               $25,000
Alliant Energy   Whiting           Overweight Permit        Lavaca County                  4/12/02-4/12/03              $100,000
                                                             Commissioner
Alliant Energy   Whiting           Oil & Gas Bond           State of Colorado              4/09/02-4/09/03                $5,000
Alliant Energy   Whiting           Oil & Gas                State of Colorado              5/19/02-5/19/03               $30,000
Alliant Energy   Whiting           Oil & Gas                Town of Goldsby                5/06/02-5/06/03               $15,000
Alliant Energy   Whiting           Oil & Gas > 10           State of North Dakota          5/01/02-5/01/03              $100,000
                                   Wells N. Elkhorn

Alliant Energy   Whiting           Oil & Gas > 10 Wells     State of North Dakota          5/01/02-5/01/03              $100,000
                                   Big Stick Unit

Alliant Energy   Whiting           License Bond             County of Nueces, TX           5/01/02-5/01/04                $4,000
Alliant Energy   Whiting           License Bond             County of Nueces, TX           5/01/02-5/01/04                $2,000
Alliant Energy   Whiting           License Bond             County of Nueces, TX           5/01/02-5/01/04                $2,000
Alliant Energy   Whiting           One Well Plugging        State of New Mexico            6/15/02-6/15/03                $5,000
Alliant Energy   Whiting           Blanket Oil & Gas        State of Arkansas              6/08/02-6/08/03               $75,000
                                                                                                                =================
Total Bonds                                                                                                           $5,096,775


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit G
Report Period:  April 1, 2002 - June 30, 2002


     Item 16:A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.


Consolidated Statements of Capitalization                                       Interstate Power and       Wisconsin Power and
June 30, 2002                                      Alliant Energy Corporation    Light Company                Light Company
(amounts in thousands of dollars)
                                                   Amounts        Percentage    Amounts     Percentage      Amounts    Percentage
                                                  ---------------------------  ------------------------    -----------------------
Common equity                                      $ 1,835,992       37.03%     $   808,724     45.28%      $   694,682     51.71%
Cumulative preferred stock                             114,041        2.30%          54,078      3.03%           59,963      4.46%
Consolidated debt (1)                                3,008,011       60.67%         923,330     51.69%          588,846     43.83%
                                                  -------------------------    -----------------------     -----------------------
                                                    $ 4,958,044      100.00%     $ 1,786,132    100.00%      $ 1,343,491    100.00%
                                                 ==========================    =======================     =======================


(1)
Long-term debt (excluding current portion)         $ 2,637,848                  $   857,558                 $   468,145
Current maturities and sinking funds                    44,509                        2,680                           -
Variable rate demand bonds                              55,100                            -                      55,100
Commercial paper                                       242,106                            -                           -
Notes payable to associated companies                        -                       63,092                      65,601
Other short-term borrowings                             28,448                            -                           -
                                                   --------------               --------------             ------------------
                                                   $ 3,008,011                   $   923,330                 $  588,846
                                                   ==============               ==============             ==================



Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit H
Report Period:  April 1, 2002 - June 30, 2002

     Item 17: A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.


Statement of Retained Earnings
For the Three Months Ended June 30, 2002
(amounts in thousands of dollars)
                                                                                                    Alliant Energy
                                                       Interstate Power       Wisconsin Power        Corporation
                                                       and Light Company      and Light Company      Consolidated
                                                    ----------------------------------------------------------------
Beginning balance (March 31, 2002)                       $ 360,137              $ 381,662              $ 797,185
Gross earnings (1)                                          14,948                 11,961                  6,315
Goodwill amortization (2)                                        -                      -                      -
Common stock dividends                                     (20,084)               (14,974)               (45,040)
                                                    ----------------------------------------------------------------
Ending balance (June 30, 2002)                           $ 355,001              $ 378,649              $ 758,460
                                                    ================================================================


     (1)  Gross   earnings   is  defined  as  net  income   excluding   goodwill
     amortization.


     (2) Pursuant to the adoption of FAS142 on January 1, 2002,  Alliant  Energy
     Corporation and its consolidated subsidiaries ceased the amortization of goodwill.
